Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 30, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9995
Dividend Growers and Tax-Advantaged Income Portfolio, Series 32
(the “Trust”)
CIK No. 1899627 File No. 333-262884

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdictions experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

2.Based on comments given in other filings recently, please explain what “estimated value” and “relative value” are and how they are factored into the stock selection process along with the dividend and capitalization criteria.

Response:In accordance with the Staff’s comment, the last four paragraphs of the “Portfolio Selection Process” are replaced in their entirety as follows:

“The initial universe of the Common Stocks in the Trust’s portfolio was selected from the S&P Composite 1500(R) Index. This universe is reduced by screening for companies with a market capitalization above $1 billion, a 5-year dividend growth rate greater than 5%, an indicated dividend yield of greater than 2% and a dividend payout ratio below 75%.

An estimated value is then calculated for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The CFROI and EM methods provide a discounted cash flow expectation for each company. Preference is given to stocks that model cash flows in excess of the market equity charge and which have investment opportunities to reinvest these cash flows into above cost-of-capital opportunities.

The stocks are then evaluated using several factors to provide a current comparison of the stocks to each other. These factors include fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; technical factors such as price momentum and earnings surprises; and qualitative factors such as competitive advantages, new products and quality of management.

After considering the above factors and valuations, a team of equity analysts selects the stocks with the best prospects to meet the investment objectives, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

The Common Stock portion of the portfolio is comprised of 25 approximately equally-weighted Common Stocks.”

3.Please revise the “Additional Portfolio Contents” section as applicable per discussions with the Staff.

Response:Consistent with prior discussions with the Staff, First Trust will revise the “Additional Portfolio Contents” section for Trusts that hold common stocks. The Trust included in FT 9995 holds common stocks and Funds. Therefore, the Trust respectfully declines to revise the disclosure as the Trust believes the disclosure as currently presented is adequate for investor comprehension.

Risk Factors

4.Please consider if the disclosure in the “Market Risk” needs to be updated.

Response:The Trust confirms that the “Market Risk” has been revised to include additional disclosure relating to current events and their effect on the global markets.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon